Exhibit 12

COOPER INDUSTRIES, LTD.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Thousands)
(Unaudited)

	Three Months Ended
	March 31,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Interest Expense	$17,800	$17,100	$68,100	$74,100	$74,500	$84,700	$100,300

Capitalized Interest	—	—	—	—	—	1,462	3,946

Estimated Interest Portion of Rent Expense	2,318	2,831	11,666	12,183	14,679	13,369	15,614

Fixed Charges	$20,118	$19,931	$79,766	$86,283	$89,179	$99,531	$119,860

Income From Continuing Operations Before Income Taxes	$111,900	$97,100	$428,500	$346,500	$280,200	$316,400	$549,900

Add: Fixed Charges	20,118	19,931	79,766	86,283	89,179	98,069	115,914

Less: Equity in (Earnings) Losses of Less Than 50% Owned Companies	(189)	(688)	(2,903)	(2,534)	(2,969)	(2,922)	(3,367)

Earnings Before Fixed Charges	$131,829	$116,343	$505,363	$430,249	$366,410	$411,547	$662,447

Ratio of Earnings to Fixed Charges	6.6x	5.8x	6.3x	5.0x	4.1x	4.1x	5.5x